SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, Nominal Value NIS 0.01

(Title of Class of Securities)

M85548 101

(CUSIP Number)

December 1, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M85548 101		13G

1.	Names of Reporting Persons Philippe J. Setton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,728,518 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,728,518 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,728,518 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 7.11% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)   Consists of (i) 1,584,520 Ordinary Shares held by Tyres Tech LLC and (ii) 1,143,998 Ordinary Shares held by Merto Holdings LLC.  Excludes 94,442 Ordinary Shares held by an entity in which the Reporting Person holds a 50% non-voting, economic interest. See Item 4.

(2)   Based on 38,381,074 Ordinary Shares issued and outstanding as of January 18, 2013 (as appearing in the Issuer’s proxy statement for its extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report on Form 6-K, furnished to the SEC on January 28, 2013).

Item 1	(a).	Name of Issuer: The name of the issuer is Stratasys Ltd. (the “Issuer”).
Item 1	(b).

Address of Issuer’s Principal Executive Offices:
The Issuer has dual principal executive offices, located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel and 7665 Commerce Way, Eden Prairie, Minnesota 55344.

Item 2	(a).	Name of Person Filing: Philippe J. Setton (the “Reporting Person”) is filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”).
Item 2	(b).	Address of Principal Business Office or, if none, Residence: The principal business office of the Reporting Person is c/o Cofis SA, Place de l’Université 7, 1205 Geneva, Switzerland.
Item 2	(c).	Citizenship: The Reporting Person is a citizen of Italy.
Item 2	(d).	Title of Class of Securities: This Statement relates to the ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.
Item 2	(e).	CUSIP Number: The CUSIP number of the Ordinary Shares is M85548 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:
(a) Amount beneficially owned: 2,728,518 Ordinary Shares*
(b) Percent of class: 7.11%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,728,518*
(iii) Sole power to dispose of or to direct the disposition of: 0
(iv) Shared power to dispose of or to direct the disposition of: 2,728,518*

* Consists of: (x) 1,584,520 Ordinary Shares held by Tyres Tech LLC, a Delaware limited liability company (“Tyres Tech”), with respect to which the Reporting Person possesses voting and dispositive power; and (y) 1,143,998 Ordinary Shares held by Merto Holdings LLC, a Delaware limited liability company (“Merto Holdings”), with respect to which the Reporting Person possesses voting and dispositive power. The Reporting Person disclaims beneficial ownership of all such Ordinary Shares except to the extent of his pecuniary interest therein.  The beneficial ownership of the Reporting Person reported in this Item 4 excludes 94,442 Ordinary Shares that are held by an entity in which the Reporting Person possesses a 50% non-voting economic interest, as the Reporting Person lacks power to vote, direct the vote, dispose or direct the disposition of those Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the 1,584,520 Ordinary Shares held by Tyres Tech, which may be deemed to be beneficially owned by the Reporting Person, 1,222,076 are held for the benefit of the Reporting Person, whereas the remaining 362,444 are held for the benefit of a company in which the Reporting Person holds no interest. That company (and, by extension, the equity holder(s) thereof) has the right to receive dividends from, and proceeds from the sale of, those 362,444 Ordinary Shares held by Tyres Tech.

While 33% of the outstanding membership interests of Merto Holdings are held for the benefit of the Reporting Person, the remaining outstanding membership interests of Merto Holdings are held for the benefit of other persons and/or entities, none of which beneficially owns in excess of 5% of the outstanding Ordinary Shares.  Those other persons and/or entities have the right to receive, proportionate to their respective economic interests in Merto Holdings, dividends from, and proceeds from the sale of, the 1,143,998 Ordinary Shares held by Merto Holdings.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Philippe J. Setton
PHILIPPE J. SETTON

Dated: February 14, 2013